

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2019

David A. Eatwell
Chief Financial Officer
Genmab A/S
902 Carnegie Center, Suite 301
Princeton, NJ 08540

Re: Genmab A/S
Form F-1
Exhibit Nos. 10.1 through 10.12
Filed May 28, 2019
File No. 333-231777

Dear Mr. Eatwell:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance